UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the year ended December 31, 2011

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and the Plan Administrator of
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Fort Worth, Texas
June 22, 2012

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010

Investments at fair value	$277,980,295	$252,274,024
Notes receivable from participants	8,604,094	7,551,568
Contributions receivable from Employer	334,480	—
Total assets	286,918,869	259,825,592
Unallocated accrued administrative expenses	(40,576)	(60,073)
Net assets reflecting all investments at fair value	286,878,293	259,765,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(731,869)	(455,273)
Net assets available for benefits	$286,146,424	$259,310,246

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Additions to net assets available for benefits:

Employer contributions	$19,621,825
Participants' contributions	15,774,532
Interest and dividend income	7,660,593
Rollovers	2,719,934
Other additions	20,026
Total additions	45,796,910

Deductions from net assets available for benefits:

Distributions to participants	13,604,021
Net depreciation in fair value of investments	5,237,315
Administrative expenses	119,396
Total deductions	18,960,732
Net increase in net assets available for benefits	26,836,178
Net assets available for benefits, beginning of year	259,310,246
Net assets available for benefits, end of year	$286,146,424

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 1.    Description of Plan

The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants and beneficiaries should refer to the Plan's website (www.vanguard.com) for a complete description of the Plan, which access is only available to each participant and beneficiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire. Temporary employees are eligible to participate in the Plan upon completion of one year of service. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee").

Contributions

Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit. Additionally, participants may elect to make after-tax contributions to the Plan. Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. A participant's combined pre-tax, Roth contributions and after-tax contributions to the Plan cannot exceed 80 percent of the participant's basic compensation per pay period or the applicable legal limit. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions." Matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions").

Participant Accounts and Investment Options

Participants' accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant and Matching Contributions. Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds. During the Plan year ended December 31, 2011, participants were permitted to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Natural Resources Stock Fund:

Money market fund:

•
Vanguard Prime Money Market Fund – Invests in high-quality, short-term money market instruments, including certificates of deposit, bankers acceptances, commercial paper and other money market securities.

Bond funds:

•	Vanguard Total Bond Market Index Fund – Employs a "passive management" — or indexing— investment approach designed to track the performance of Barclay's Capital U.S. Aggregate Bond Index.

•	Vanguard Intermediate-Term Treasury Fund – Invests at least 80 percent of its assets in U.S. Treasury securities, which include bills, bonds and notes issued by the U.S. Treasury.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

•	Vanguard Inflation-Protected Securities Fund – Invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities and corporations.

•	Templeton Global Bond Fund – Under normal market conditions, the fund invests at least 80 percent of its net assets in bonds issued by governments and government agencies located around the world.

•
PIMCO Total Return Fund – Invests in bonds maintaining an average duration ranging between three and six years. The bonds that the fund invests in include U.S. government and corporate debt securities; mortgage and other asset-backed securities; U.S. dollar- and foreign currency-denominated securities of foreign issuers; and money market instruments.

•	Loomis Sayles Bond Fund – Invests primarily in investment-grade fixed income securities of U.S. issuers with a modest exposure to bonds of foreign securities, including emerging market securities.

Balanced funds:

•	Vanguard Wellington Fund – Invests 60 percent to 70 percent of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies.

•	Vanguard Target Retirement Income – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement.

•
Vanguard Target Retirement 2005 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement. See Note 9 for additional information about investments in the Vanguard Target Retirement 2005 Fund.

•	Vanguard Target Retirement 2010 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement or planning to retire in 2012.

•	Vanguard Target Retirement 2015 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2013 and 2017.

•	Vanguard Target Retirement 2020 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2018 and 2022.

•	Vanguard Target Retirement 2025 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2023 and 2027.

•	Vanguard Target Retirement 2030 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2028 and 2032.

•	Vanguard Target Retirement 2035 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2033 and 2037.

•	Vanguard Target Retirement 2040 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2038 and 2042.

•	Vanguard Target Retirement 2045 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2043 and 2047.

•	Vanguard Target Retirement 2050 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2048 and 2052.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

•	Vanguard Target Retirement 2055 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between 2053 and 2057.

Domestic stock funds:

•
Vanguard PRIMECAP Fund - Invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Fund's portfolio consists predominately of stocks of large- and mid-capitalization companies.

•
Vanguard 500 Index Fund – Invests all, or substantially all, of its assets in the stocks of companies that make up the Standard and Poor's 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

•	Vanguard Windsor II Fund – Invests mainly in large- and mid-capitalization companies whose stocks are considered by an advisor to be undervalued

•	Sentinel Small Company Fund – Invests mainly in the common stocks of small and medium-sized companies that the fund's management believes have attractive growth potential and are attractively valued.

•
Vanguard Extended Market Index Fund – Employs a "passive management" — or indexing— investment approach designed to track the performance of the Standard & Poor's Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

•
Prudential Jennison Natural Resources Fund – Invests in natural resource companies in sectors where commodity prices are temporarily low leading to temporarily sub-par financial performance, but which offer growth opportunities.

•	Vanguard Total Stock Market Index Fund – Employs a "passive management" — or indexing— investment approach designed to track the performance of the MSCI US Broad Market Index.

•
Artisan Mid Cap Value Fund – Invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition and provide a controlled level of risk.

•	JPMorgan Small Cap Equity Fund – Invests at least 80% of its assets in equity securities of small-capitalization companies. The fund invests primarily in common stocks.

•
Royce Premier Fund – Invests in a limited number (generally less than 100) of equity securities of small-capitalization companies with stock market capitalizations from $500 million to $2.5 billion. It invests at least 80% of its net assets in the equity securities of premier companies. At least 65% of these securities will be issued by companies with stock market capitalizations up to $2.5 billion at the time of investment. The fund may invest up to 25% of its net assets in foreign securities.

•
Royce Total Return Fund – Invests primarily in dividend-paying securities of small- and micro-capitalization companies that the advisor believes are trading significantly below its estimate of their current worth.

•
T. Rowe Price Mid-Cap Growth Fund – Invests at least 80 percent of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above-average earnings growth.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

International stock funds:

•
Columbia Acorn International Fund – Under normal circumstances, the fund invests at least 75% of its total assets in foreign companies in developed markets (for example, Japan, Canada and the United Kingdom) and in emerging markets (for example, China, India and Brazil). It normally invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of investment with the intention of holding them as they grow and selling them when they become large.

•	American Funds Euro Pacific Growth Fund – Invests at least 80 percent of its assets in securities of issuers located in Europe and the Pacific Basin.

•	Oppenheimer Developing Markets Fund – Invests primarily in common stocks of issuers in emerging and developing markets throughout the world.

•
Vanguard Total International Stock Index Fund – Employs a "passive management" — or indexing— investment approach designed to track the performance of the MSCI All Country World ex USA Investable Market Index.

Real estate fund:

•	Invesco Real Estate Institutional Class Fund – Invests at least 80 percent of its assets in debt and equity securities of real estate and real estate-related companies.

Common/collective trusts:

•
Vanguard Retirement Savings Trust V ("VRSTV") – Invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality, shorter-term securities.

•	Sarofim Equity Fund ("Sarofim") – Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

Pioneer Natural Resources Stock Fund:

•	Pioneer Natural Resources Stock Fund – Invests in Pioneer common stock, as well as a small amount of cash, which is held in the fund to help facilitate daily transactions.

See Note 3 for additional information regarding investment risks and uncertainties.

Vesting

Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants vest in twenty-five percent of their Matching Contributions and earnings thereon for each full year of completed service over a four-year period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested.

Payments of Benefits

Vested balances > $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, payments will begin the later of age 70-1/2 or retirement, unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by making a request to the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). Distributions of the vested portion of the account of a terminated, retired or disabled participant can be in the form of a single distribution or monthly, quarterly or annual installment distributions over a period of two or more years. Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Vested balances ≤ $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any) the treatment of distributions will depend on how the participant separated from service. If the participant separates from service as a result of the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer, the vested portion will be distributed to the participant in a single distribution. If the participant separates from service for any reason other than the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan. If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible.

In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.

In-Service Withdrawals

A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified non-elective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's account balances (excluding certain accounts containing Employer contributions).

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants' accounts. Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant, which is not to exceed a period of 25 years. A participant may not have more than two participant notes receivable outstanding at any time, one of which may be a principal residence loan. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Forfeitures

Upon termination of employment, the unvested portion of a participant's account is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any contributions to the Plan, participants will immediately become fully vested in their accounts.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America ("GAAP").

Distributions of Benefits

Distributions of benefits to participants are recorded when paid.

Investment Valuation

The Plan's investments are stated at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010, as reported by the Trustee. See Note 4 for additional information about fair value.

Security Transactions and Investment Income

Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Notes Receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncement

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS." ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Certain of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments will be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not anticipated to have a material impact on the Plan's financial position.

Note 3.    Investments

The Trustee holds the Plan's investments and executes all investment transactions.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010

Vanguard PRIMECAP Fund	$34,118,067	$36,576,668
Pioneer Natural Resources Stock Fund	$27,108,444	$26,017,509
Vanguard 500 Index Fund	$26,035,582	$24,563,175
Vanguard Windsor II Fund	$18,832,982	$19,331,051
Vanguard Prime Money Market Fund	$16,807,125	$16,579,290
Vanguard Retirement Savings Trust V	$15,790,904

During the year ended December 31, 2011, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated/(depreciated) as follows:

Registered investment company funds	$(7,673,206)
Pioneer Natural Resources Stock Fund	1,409,140
Common/collective trusts	1,026,751

Net depreciation in fair value of investments	$(5,237,315)

The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2011 and 2010.

Note 4.    Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.

•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.

The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The following table presents the Plan's financial assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010, for each of the fair value hierarchy levels:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2011

Assets:
Registered investment company funds:
Money market fund	$16,807,125	$—	$—	$16,807,125
Bond funds	40,181,858	—	—	40,181,858
Balanced funds	46,917,325	—	—	46,917,325
Domestic stock funds	100,695,672	—	—	100,695,672
International stock funds	18,605,905	—	—	18,605,905
Real estate fund	1,109,544	—	—	1,109,544
Common/collective trusts:
Sarofim Equity Fund (a)	—	10,763,518	—	10,763,518
Vanguard Retirement Savings Trust V (b)	—	15,790,904	—	15,790,904
Pioneer Natural Resources Stock Fund	27,108,444	—	—	27,108,444
	$251,425,873	$26,554,422	$—	$277,980,295

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2010

Assets:
Registered investment company funds:
Money market fund	$16,579,290	$—	$—	$16,579,290
Bond funds	31,117,964	—	—	31,117,964
Balanced funds	36,870,891	—	—	36,870,891
Domestic stock funds	98,153,182	—	—	98,153,182
International stock funds	20,378,025	—	—	20,378,025
Real estate fund	589,002	—	—	589,002
Common/collective trusts:
Sarofim Equity Fund (a)	—	11,008,663	—	11,008,663
Vanguard Retirement Savings Trust V (b)	—	11,559,498	—	11,559,498
Pioneer Natural Resources Stock Fund	26,017,509	—	—	26,017,509
	$229,705,863	$22,568,161	$—	$252,274,024

__________

(a)
The Plan may redeem the value of any or all units by submitting a written request on any business day. Once the written request is approved, the Plan will receive the proceeds within four business days.

(b)
The Plan may redeem the value of any or all units by submitting a written request on any business day if the withdrawal is solely for the purposes of funding an authorized distribution, withdrawal or loan payment to an employee or beneficiary. In order for the Plan to redeem all of its units from the Trust, the Plan must submit a written request twelve months prior to the desired withdrawal date. The value of the units the Plan receives may be decreased by the amount of loss the Trust might incur due to cancellation of any investment contract or fixed principal investment owned by the Trust.

Registered investment company funds: The Plan's investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31. As of December 31, 2011, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Common/collective trusts: Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. The fair value of the VRSTV includes traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee. As of December 31, 2011, all significant inputs to these values represented Level 2 independent prices in markets that are not active.

Pioneer Natural Resources stock fund: Investments in the Company's common stock are valued at the last reported sales price on December 31 on the exchange on which it is traded. As of December 31, 2011, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.

Note 5.    Administrative Expenses

The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $119,396 for activity related to the year ended December 31, 2011, of which $45,909 were paid from the Plan's forfeiture account, $59,547 were paid from Plan assets of the participants and $13,940, representing participant loan transaction fees, were paid from Plan assets of the borrower. Plan administrative expenses paid by the Employer were $19,783 for activity related to the year ended December 31, 2011.

Plan assets in the Plan's forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $287,872 and $10,588 as of December 31, 2011 and 2010, respectively.

Note 6.    Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 24, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 7.    Related Party Transactions

Plan investments are in shares or units of registered investment company funds, the Pioneer Natural Resources Stock Fund and common/collective trusts that are managed by the Trustee or for which the Trustee provides services. Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 8.    Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the accompanying financial statements	$286,146,424	$259,310,246
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	731,869	455,273
Net assets available for benefits per Form 5500	$286,878,293	$259,765,519

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to net income per Form 5500:

Year Ended
December 31, 2011
Net increase in net assets available for benefits per the accompanying financial statements	$26,836,178
Adjustment from fair value to contract value for certain fully benefit responsive investment contracts, at December 31, 2011	731,869
Adjustment from fair value to contract value for certain fully benefit responsive investment contracts, at December 31, 2010	(455,273)
Net income per Form 5500	$27,112,774

The accompanying financial statements present fully benefit-responsive contracts at contract value. Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Note 9.    Subsequent Events

On April 2, 2012 amendment number seven to the Plan was approved to modify certain provisions of the Plan for employees of the Company who were in the employ of Carmeuse Lime, Inc. (or a subsidiary thereof) on April 1, 2012. The amendment modifies the Plan as follows:

•
Members of the Orange County Union receive a matching contribution equal to 100 percent of the first four percent and 50 percent of the next two percent of Pre-Tax Contributions and Pre-Tax Contributions designated as Roth Contributions made by the Employer, not to exceed five percent of the participant's basic compensation.

•
Members of the Glass Rock/Millwork Union receive a matching contribution equal to 50 percent of the first six percent of Pre-Tax contributions and Pre-Tax Contributions designated as Roth Contributions made by the Employer, not to exceed three percent of the participant's basic compensation.

•
Participants who were employed by Carmeuse Lime, Inc. (or a subsidiary thereof) on April 1, 2012 vest in 33 percent of their matching contribution and earnings thereon for service completed in years one and three and 34 percent in year two.

On February 10, 2012 the Vanguard Target Retirement 2005 Fund was merged into the Vanguard Target Retirement Income Fund. Each Target Retirement Fund is designed to reach the asset allocation of the Vanguard Target Retirement Income Fund about seven years after its target date. The Vanguard Target Retirement 2005 Fund has reached this goal and the funds were merged as they have nearly identical asset allocations.

On February 1, 2012 amendment number six to the plan was approved. With this modification employees are automatically enrolled in the Plan with a contribution of three percent of compensation, unless otherwise directed. Additionally, unless the participant specifically elects otherwise, the automatic deferrals will increase by a designated percentage point each Plan Year up to a maximum deferral rate of five percent.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853

Plan Number: 001

As of December 31, 2011

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	Value

*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 552,608 shares	$34,118,067
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 224,832 shares	26,035,582
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 730,526 shares	18,832,982
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 16,807,125 shares	16,807,125
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust V - 15,059,034 shares	15,790,904
	American Funds	American Funds Euro Pacific Growth Fund – 239,801 shares	8,285,150
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 1,173,716 share	12,910,883
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 1,027,326 shares	12,019,716
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 256,904 shares	8,051,379
	Sentinel Group Funds, Inc.	Sentinel Small Company Fund – 953,864 shares	6,944,133
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 516,421 shares	6,744,459
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 483,702 shares	6,825,038
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 Fund – 269,375 shares	5,842,753
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 Fund – 358,263 shares	4,406,645
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 fund – 473,841 shares	5,814,039
	Franklin Templeton Investments	Templeton Global Bond Fund – 283,585 shares	3,519,301
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 188,490 shares	5,897,882
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 Fund – 99,064 shares	2,222,024
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 fund – 373,669 shares	4,674,607
	OppenheimerFunds Inc.	Oppenheimer Developing Markets Fund – 85,268 shares	2,470,219
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2005 fund – 244,209 shares	2,925,634
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 53,363 shares	2,099,309
	Loomis Sayles	Loomis Sayles Bond Fund – 193,053 shares	2,689,235
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 160,084 shares	3,348,965

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853

Plan Number: 001

As of December 31, 2011

*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 fund – 275,799 shares	3,549,538
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 149,576 shares	3,066,315
	PIMCO	PIMCO Total Return Fund - 204,018 shares	2,217,685
	Prudential Jennison	Prudential Jennison Natural Resources fund – 29,880 shares	1,384,945
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 92,486 shares	1,887,651
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund – 34,212 shares	1,804,008
	Royce	Royce Premier Fund – 67,947 shares	1,238,679
	Columbia Acorn Funds	Columbia Acorn International Fund - 32,237 shares	1,106,077
	JP Morgan	JP Morgan Small Cap Equity Fund – 35,266 shares	1,262,883
	Invesco	Invesco Real Estate Fund Institutional Class – 48,494 shares	1,109,544
	Royce	Royce Total Return Fund – 35,754 shares	451,939
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income – 71,495 shares	824,344
	Artisan Funds	Artisan Mid Cap Value Fund – 31,739 shares	625,263
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2055 Fund – 13,880 shares	303,431
	Fayez Sarofim & Co.	Sarofim Equity Fund – 149,161 shares	10,763,518
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 845,553 units	27,108,444
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25% with various maturities	8,604,094
			$286,584,389

__________

*	Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 22, 2012	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ Mark H. Kleinman
Mark H. Kleinman
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ W. Paul McDonald
W. Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ Teresa A. Fairbrook
Teresa A. Fairbrook
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 22, 2012	By:	/s/ Chris M. Paulsen
Chris M. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	22

_____________
(a) Filed herewith.